Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2016

Baxter International Inc.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-4448	36-0781620
(Commission File Number)	(I.R.S. Employer Identification No.)

One Baxter Parkway, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

(224) 948-2000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.04	Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans.

On April 27, 2016, Baxter International Inc. (“Baxter”) sent a notice (the “Blackout Notice”) to its directors and its officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”), informing them that, in connection with Baxter’s offer to exchange up to 12,800,000 shares of common stock of Baxalta Incorporated for shares of Baxter common stock (“Baxter Shares”) pursuant to the preliminary Prospectus, dated April 21, 2016 (the “Exchange Offer”), a blackout may be imposed during which they would be subject to certain trading restrictions with respect to Baxter Shares. Such a blackout will be imposed if 50% or more of the participants or beneficiaries located in the United States, its territories and possessions under the individual account plans maintained by Baxter, including the Baxter International Inc. Incentive Investment Plan and the Baxter Healthcare of Puerto Rico Savings and Investment Plan (collectively, the “Savings Plans”), direct the trustee for the relevant Savings Plan (or its designated agent) to exchange in the Exchange Offer some or all of the Baxter Shares held in eligible Baxter common stock funds (the “Baxter Stock Funds”) attributable to their Savings Plan accounts.

Section 306(a) of the Sarbanes-Oxley Act and Regulation BTR (i.e., the Blackout Trading Restriction), promulgated by the U.S. Securities and Exchange Commission, generally impose certain restrictions on trading by directors and executive officers in the event that 50% or more of an issuer’s plan participants are so restricted. The reason for the potential blackout is that participants in the Savings Plans who tender their Baxter Shares in the Exchange Offer will be unable, during a period of more than three consecutive business days, to exchange their account balances out of the Baxter Stock Funds, obtain any distributions, obtain withdrawals of account balances invested in the Baxter Stock Funds or obtain loans from the Baxter Stock Funds. Baxter received the notice required by Section 101(i)(2)(E) of the Employee Retirement Income Security Act of 1974, as amended, on April 21, 2016. Baxter does not know at this time if 50% or more of Savings Plan participants will actually participate in the Exchange Offer. If Baxter determines that fewer than 50% of the Savings Plan participants actually participate in the Exchange Offer, the potential blackout will not be imposed.

During the blackout period (if it occurs), directors and Section 16 officers will be prohibited from directly or indirectly purchasing, selling, acquiring or transferring any Baxter Shares or derivative security with respect to Baxter Shares acquired in connection with their service or employment as a director or Section 16 officer of Baxter, except that directors and Section 16 officers will have the opportunity to exchange those Baxter Shares in the Exchange Offer and except for certain other limited exceptions. Baxter anticipates the blackout period (if it occurs) will begin on May 17, 2016, at 4:00 p.m. Eastern Daylight time, and end on May 26, 2016 (assuming no extension of the Exchange Offer).

Directors and Section 16 officers are also subject to a blackout under Baxter’s Securities Trading Policy. Directors and Section 16 officers may not elect to participate in the Exchange Offer prior to the expiration of such blackout period, and must pre-clear any proposed participation in the Exchange Offer with the Corporate Secretary after such date, subject to the restrictions described above.

Any inquiries during the blackout period (if it occurs) may be directed to:

Ellen K. McIntosh

Associate General Counsel

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

(224) 948-3086

Attached hereto as Exhibit 99.1 and incorporated by reference is a form of the Blackout Notice.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Form of Blackout Notice, dated April 27, 2016, provided to directors and Section 16 officers of Baxter.

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the authorized undersigned.

BAXTER INTERNATIONAL INC.

By:	/s/ David P. Scharf
David P. Scharf
Corporate Vice President, General Counsel & Corporate Secretary

Dated: April 27, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Blackout Notice, dated April 27, 2016, provided to directors and Section 16 officers of Baxter.

Exhibit 99.1

TO: Distribution List	DATE:	April 27, 2016

cc: David P. Scharf	FROM:	Ellen K. McIntosh, Associate General Counsel

	SUBJECT:	Notice of Potential Special Trading Blackout in connection with Baxalta Exchange Offer

This notice of a potential special trading blackout (the “Special Blackout”) applicable to Baxter securities is being provided as required by federal law in connection with Baxter’s offer (the “Exchange Offer”) to exchange up to 12,800,000 shares of common stock of Baxalta Incorporated (“Baxalta Shares”) for shares of Baxter common stock (“Baxter Shares”) pursuant to the Prospectus dated April 21, 2016 (the “Prospectus”).

This notice is being provided in order to notify you that directors of Baxter and officers of Baxter who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, may be prohibited, from May 17, 2016, at 4:00 p.m. Eastern Daylight time, through May 26, 2016, from purchasing, selling or otherwise acquiring or transferring Baxter Shares or derivative securities with respect to Baxter Shares that you acquired in connection with your service or employment as a director or officer of Baxter (or any successor or subsidiary corporation). It is possible that the Special Blackout may be extended beyond that period. You will be notified of any changes in these dates. The Special Blackout will be imposed if 50% or more of the participants or beneficiaries located in the U.S., its territories and possessions under individual account plans maintained by Baxter, including the Baxter International Inc. Incentive Investment Plan (the “Incentive Investment Plan”) and the Baxter Healthcare of Puerto Rico Savings and Investment Plan (collectively, the “Savings Plans”), direct the trustee for the applicable Savings Plan (or its designated agent) to exchange in the Exchange Offer some or all of the Baxter Shares held in eligible Baxter common stock funds (the “Baxter Stock Funds”) attributable to their Savings Plan accounts.

The Special Blackout may be imposed because, in connection with administering the Exchange Offer, the third-party administrator of the Savings Plans (or its designated agent) will impose restrictions on certain transactions involving exchanging participants’ accounts and the Baxter Stock Funds for more than three consecutive business days. During that time, exchanging participants will be unable to transfer their account balances out of the Baxter Stock Funds, obtain any distributions, obtain withdrawals of accounts balances invested in the Baxter Stock Funds or obtain loans from the Baxter Stock Funds.

With certain exceptions, applicable federal law and regulations require the imposition of a blackout on directors and Section 16 officers if 50% or more of the participants in all individual account plans of a company are prohibited from engaging in transactions with respect to the company’s equity securities in their plan accounts for more than three consecutive business days, and also require the company to provide its directors and Section 16 officers and the SEC with advance notice of such a blackout.

As a result, although we don’t know at this time if 50% or more of Savings Plan participants will actually participate in the Exchange Offer and, thus, whether the Special Blackout will be imposed, we are required to prepare for the possible imposition of a blackout under the terms set forth in this notice. If we determine that fewer than 50% of the Savings Plan participants actually participate in the Exchange Offer, the Special Blackout will not be imposed.

If the Special Blackout is imposed, it will prohibit you from purchasing, selling or otherwise acquiring or transferring those Baxter Shares or derivative securities (options, puts, calls, straddles, etc.) noted above, whether or not you hold Baxter Shares in any of the Savings Plans and whether or not you participate in the Exchange Offer. This prohibition also will apply to your spouse and minor children, if any, anyone who lives in your household and anyone who is financially dependent on you. If the Special Blackout is imposed, it will not prohibit you from, along with certain other limited exceptions, (i) exchanging Baxter Shares for Baxalta Shares in the Exchange Offer; (ii) reinvesting dividends under the Baxter Dividend Reinvestment Program; or (iii) after preclearing with the Corporate Secretary, making gifts of Baxter Shares.

You may contact me at 224.948.3086 to obtain additional information about this notice. You may also contact D.F. King & Co., Inc., at 48 Wall Street, New York, NY 10005 or by calling 1-800-622-1649 for additional information regarding the Exchange Offer.

Please also note that you are subject to a blackout under Baxter’s Securities Trading Policy that is currently scheduled to expire on             , 2016. You may not elect to participate in the Exchange Offer prior to such date, and must pre-clear any proposed participation in the Exchange Offer with the Corporate Secretary after such date.

Important Legal Information

No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. The solicitation and the offer to exchange Baxter Shares are made only pursuant to the Exchange Offer described in the Prospectus. The Prospectus contains important information that should be read carefully before any decision is made with respect to the Exchange Offer. Such materials have been made available to Baxter’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov.